

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Frank Karbe
Chief Executive Officer
Better Therapeutics, Inc.
548 Market Street, #49404
San Francisco, CA 94104

  Re: Better Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed April 18, 2023
    File No. 333-271301

Dear Frank Karbe:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Richie at 202-551-7857 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Sam Zucker